SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

DMY TECHNOLOGY GROUP, INC. VI

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

233247105

(CUSIP Number of Class of Securities)

c/o dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4
☐	Going-private transaction subject to Rule 13e-4
☐	Amendment to Schedule 13D under Rule 13d-2

☒	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross Border Third-Party Tender Offer).

AMENDMENT NO. 11 TO SCHEDULE TO

This Amendment No. 11 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2022, as amended (together with any subsequent amendments and supplements thereto, the “Schedule TO”), relating to an offer by dMY Technology Group, Inc. VI, a blank check company incorporated in Delaware (the “Company” or “dMY VI”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 24,150,000 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), at a purchase price of $10.231888 per share (the “Purchase Price”). The Purchase Price, which is a fixed amount, was determined by calculating the quotient obtained by dividing: (i) the aggregate amount expected to be on deposit in the Trust Account initially established to hold the proceeds of the initial public offering (“IPO”) of dMY VI (the “Trust Account”), as of two business days prior to the Closing (as defined herein), including interest not previously released to dMY VI to pay its taxes (which will not include, for the avoidance of doubt, the Excise Tax, as defined herein), by (ii) the total number of then outstanding shares of Common Stock. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated January 26, 2023 (the “Initial Offer to Purchase”), as amended and restated on March 3, 2023 (the “Amended and Restated Offer to Purchase”), March 16, 2023 (the “Second Amended and Restated Offer to Purchase”), as supplemented on March 24, 2023 and March 29, 2023 (the “Supplements to the Second Amended and Restated Offer to Purchase”), and as amended and restated on March 30, 2023 (the “Third Amended and Restated Offer to Purchase”, and together with the Initial Offer to Purchase, the Amended and Restated Offer to Purchase, the Second Amended and Restated Offer to Purchase, and the Supplements to the Second Amended and Restated Offer to Purchase, the “Offer to Purchase”, as it may be amended or supplemented from time to time), and in the related Letter of Transmittal, filed on January 26, 2023, (the “Initial Letter of Transmittal”), as amended on March 3, 2023 (the “Amended Letter of Transmittal,” together with the Initial Letter of Transmittal, the “Letter of Transmittal”, as it may be amended or supplemented from time to time, and together with the Offer to Purchase, the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(e)(2) under the Exchange Act.

On March 24, 2023, dMY VI Restated its Annual Report on Form 10-K/A for the year ended December 31, 2022, as previously filed with the SEC on March 3, 2023 (the “Original Filing”). dMY VI had recognized a liability upon closing of its initial public offering in October 2021 for a portion of the underwriter’s commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the initial public offering. The underwriter waived all claims to this deferred commission in November 2022.

dMY VI recognized the waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations for the year ended December 31, 2022. Upon subsequent review and analysis, management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to stockholders’ deficit.

Therefore, dMY VI’s management and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded that the Company’s previously issued audited financial statements as of December 31, 2022 (the “Annual Report”) should no longer be relied upon and that it was appropriate to restate the Annual Report. As such, dMY VI restated its financial statements on Form 10-K/A for the Company’s audited financial statements included in the Original Filing.

For more information, see the dMY Technology Group, Inc. VI Restated Annual Report on Form 10-K/A (the “10-K/A”) (incorporated by reference to the Form 10-K/A of dMY Technology Group, Inc. VI, filed with the SEC on March 24, 2023 and included as Exhibit (a)(5)(v) to this Schedule TO). See also the “Explanatory Note” to the 10-K/A, as well as the supplemental disclosure added to the Third Amended and Restated Offer to Purchase.

All information in the Third Amended and Restated Offer to Purchase and the Amended Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(F) and (a)(1)(D), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below. This Amendment is being filed on behalf of the Company. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Third Amended and Restated Offer to Purchase.

This is the final amendment to the Schedule TO. This Amendment, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(e)(2) under the Exchange Act. Pursuant to Rule 12b-15 under the Exchange Act. This Amendment amends and supplements only the items to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Items 1 through 11.

The Offer expired at 5:00 p.m. New York City time on March 31, 2023 (the “Expiration Date”). On April 3, 2023, dMY VI announced that it was extending the Withdrawal Rights (as defined in the Offer to Purchase) in the Offer to 5:00 p.m. New York City time on Tuesday, April 4, 2023. For the avoidance of doubt, the Expiration Date was not extended and no new shares of Common Stock were tendered following the Expiration Date.

On April 5, 2023, the Company issued a press release announcing its inability to consummate its previously announced Business Combination (the “Business Combination”) with Rain Enhancement Technologies, Inc., a Delaware company (“Rainwater Tech”) within the time period required by the Company’s Amended and Restated Certificate of Incorporation, (the “Certificate of Incorporation”), dated as of October 5, 2021, and the Investment Management Trust Agreement (the “Trust Agreement”) between dMY VI and Continental Stock Transfer & Trust Company (“CST” or the “Trustee”), dated as of October 5, 2021. The Company further announced its intention to dissolve and liquidate in accordance with the provisions of its Certificate of Incorporation and Trust Agreement. A copy of the press release is filed as Exhibit (a)(5)(viii) to this Schedule TO.

Following the Expiration Date of the Offer, the Nasdaq Stock Market (the “Nasdaq”) was unable to approve the listing in time for the Company to meet the condition under its share purchase agreement (the “Share Purchase Agreement”) in connection with a Business Combination with Rainwater Tech that required continued listing on a stock exchange in order to consummate the closing of the Business Combination. Concurrent consummation of the Business Combination was a condition to the consummation of the Offer, as described in the Offer to Purchase. Because the Company did not receive timely Nasdaq listing approval, it was unable to satisfy the conditions precedent to closing the Business Combination. As a result, the Share Purchase Agreement was terminated as of April 5, 2023 pursuant to Section 9.1(a) of the Share Purchase Agreement. The Offer was subject to the condition that the Business Combination had closed, but because the Share Purchase Agreement was terminated, the Company also terminated the Offer on April 5, 2023.

On April 6, 2023, the Company issued a press announcing that the Offer was terminated. A copy of the press release is filed as Exhibit (a)(5)(ix) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(ix)**	Press Release, dated April 6, 2023.

Exhibit Index

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated January 26, 2023.

(a)(1)(B)*	Letter of Transmittal to Tender Shares of Class A Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Amended and Restated Offer to Purchase, dated March 3, 2023.

(a)(1)(D)*	Amended Letter of Transmittal, dated March 3, 2023.

(a)(1)(E)*	Second Amended and Restated Offer to Purchase, dated March 16, 2023.

(a)(1)(F)*	Third Amended and Restated Offer to Purchase, dated March 30, 2023.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Commencement Press Release, dated January 26, 2023.

(a)(5)(ii)*	Summary Advertisement, dated January 26, 2023.

(a)(5)(iii)*	Extension of Tender Offer Press Release, dated February 22, 2023.

(a)(5)(iv)*	Extension of Tender Offer and Release of dMY VI Audited Annual Financial Statements for 2022 Press Release, dated March 3, 2023.

(a)(5)(v)*	dMY Technology Group, Inc. VI Restated Annual Report on Form 10-K/A (incorporated by reference to the Form 10-K/A of dMY Technology Group, Inc. VI, filed with the SEC on March 24, 2023).

(a)(5)(vi)*	Rain Enhancement Technologies, Inc. Financial Information for the period from November 10, 2022 (inception) through December 31, 2022.

(a)(5)(vii)*	Revised Unaudited Pro Forma Combined Financial Statements for the period ended December 31, 2022.

(a)(5)(viii)*	Press Release, dated April 5, 2023.

(a)(5)(ix)**	Press Release, dated April 6, 2023.

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated September 30, 2021, among the Company and Goldman Sachs & Co. LLC as representative of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(2)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(3)	Warrant Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(4)	Investment Management Trust Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

Exhibit No.	Description

(d)(5)	Registration Rights Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, and the Holders signatory thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(6)	Private Placement Warrants Purchase Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(7)	Administrative Services Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI and dMY Sponsor VI, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(8)	Letter Agreement, dated October 5, 2021, between dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC and each of the executive offices and directors of dMY Technology Group, Inc. VI (incorporated by reference to Exhibit 10.5 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on October 5, 2021).

(d)(9)	Share Purchase Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.1 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(10)	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. VI, Rainwater, LLC, Michael Nefkens and Keri Waters (incorporated by reference to Exhibit 10.2 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(11)	Sponsor Support Agreement, dated as of December 22, 2022, by and among dMY Technology Group, Inc. VI, dMY Sponsor VI, LLC, Harry L. You, Niccolo de Masi and Rain Enhancement Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K of dMY Technology Group, Inc. VI, filed with the Securities and Exchange Commission on December 22, 2022).

(d)(12)*	Exclusive License Agreement, dated November 21, 2022, between Rain Enhancement Technologies, Inc. and Theodore Anderson.

(d)(13)*	First Amendment to the Share Purchase Agreement, dated as of March 1, 2023, by and among dMY Technology Group, Inc. VI, Rain Enhancement Technologies, Inc., Rainwater, LLC, Michael Nefkens and Keri Waters.

(d)(14)*	Form of PIPE Subscription Agreement between dMY Technology Group, Inc. VI and other parties signatories thereto.

(d)(15)*	Forward Purchase Agreement, dated as of April 2, 2023.

(g)	Not applicable.

(h)	Not applicable.

(i)*	Filing Fee Table

*	Previously filed.

**	Filed herewith.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DMY TECHNOLOGY GROUP, INC. VI

/s/ Niccolo de Masi
	Name:	Niccolo de Masi
	Title:	Chief Executive Officer and Director

Dated: April 6, 2023